15027130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 67697

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TAVIRA SECURITIES US LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVENUE, 11TH FLOOR
(No. and Street)

MIAMI	**FL**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN KARPEL **(305) 913 - 2432**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON, EDWARD JR, CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE 508	**SOUTHFIELD**	**MI**	**48075**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

nb 4/4

OATH OR AFFIRMATION

I, STEVEN KARPEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAVIRA SECURITIES US LLC, as of THE 20TH OF FEBRUARY, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

P. K. GALEA
MY COMMISSION # FF037600
EXPIRES: July 18, 2017

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAVIRA SECURITIES US LLC

DECEMBER 31, 2014

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Tavira Securities, LLC
1111 Brickell Avenue
Miami , FL 33131

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Tavira Securities, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Tavira Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tavira Securities, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Tavira Securities, LLC financial statements. The Net Capital Computation is the responsibility of Tavira Securities, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Tavira Securities US LLC
Balance Sheet
As of December 31, 2014

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase - Checking	149,105.22
Citibank - CD	0.00
Citibank - Checking	0.00
Total Bank Accounts	$ 149,105.22
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	$ 0.00
Other current assets	
FINRA CRD Account	1,672.88
Prepaid Expenses	0.00
Prepaid Rent	4,719.99
Total Prepaid Expenses	$ 4,719.99
Total Other current assets	$ 6,392.87
Total Current Assets	$ 155,498.09
Other Assets	
Other Assets	0.00
Total Other Assets	$ 0.00
TOTAL ASSETS	$ 155,498.09
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,850.00
Total Accounts Payable	$ 2,850.00
Other Current Liabilities	
Accrued Expenses	
Financial Audit Accrual	1,800.00
FINRA CRD Renewal Fees Accrual	0.00
SIPC Accrual	0.00
Total Accrued Expenses	$ 1,800.00
Total Other Current Liabilities	$ 1,800.00
Total Current Liabilities	$ 4,650.00
Total Liabilities	$ 4,650.00
Equity	
Joseph Amico Member Interest	0.00
Retained Earnings	-8,695.60
Tavira US Member Interest	212,283.50
Net Income	-52,739.81
Total Equity	$ 150,848.09
TOTAL LIABILITIES AND EQUITY	$ 155,498.09

Friday, Jan 23, 2015 04:05:53 PM PST GMT-5 - Accrual Basis

Tavira Securities US LLC
Profit and Loss

January - December 2014

	TOTAL
Income	$ -
Total Income	$ -
Expenses	
Administrative Expenses	170.07
Bank Service Charges	320.01
Business Licenses and Permits	460.00
Computer and Internet Expenses	107.80
Education, Training & Seminars	1,017.75
Insurance Expense	900.00
Meals and Entertainment	328.56
Office Supplies	82.72
Payroll	15,000.00
Postage and Delivery	10.00
Professional Fees	
Accounting	6,450.00
Contract Labor	7,900.00
Total Professional Fees	$ 14,350.00
Regulatory Fees & Expenses	7,789.79
Rent Expense	12,203.11
Total Expenses	$ 52,739.81
Net Operating Income	-$ 52,739.81
Net Income	-$ 52,739.81

Friday, Jan 23, 2015 04:03:27 PM PST GMT-5 - Accrual Basis

TAVIRA SECURITIES US LLC

STATEMENT OF RETAINED EARNINGS
AS OF
DECEMBER 31, 2014

		12 MONTHS ENDED DECEMBER 31, 2014
Beginning of Period, January 1, 2014		($8,696)
Plus:	Net Income	($52,740)
Less:	Dividends	$0
RETAINED EARNINGS, END OF PERIOD		($61,436)

Tavira Securities US LLC
Statement of Cash Flows
January - December 2014

	TOTAL
OPERATING ACTIVITIES	
Net Income	-52,739.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
FINRA CRD Account	4,489.79
Prepaid Expenses:Prepaid Rent	-4,719.99
Accounts Payable	2,850.00
Accrued Expenses:Financial Audit Accrual	1,800.00
Accrued Expenses:FINRA CRD Renewal Fees Accrual	0.00
Accrued Expenses:SIPC Accrual	0.00
Net cash provided by operating activities	**-$ 48,320.01**
FINANCING ACTIVITIES	
Joseph Amico Member Interest	-19,835.00
Tavira US Member Interest	207,335.00
Net cash provided by financing activities	**$ 187,500.00**
Net cash increase for period	**$ 139,179.99**
Cash at beginning of period	9,925.23
Cash at end of period	**$ 149,105.22**

Friday, Jan 23, 2015 04:08:32 PM PST GMT-5

TAVIRA SECURITIES US LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF
DECEMBER 31, 2014

		12 Months Ended December 31, 2014
Beginning of Period, January 1, 2014		$16,088
Plus:	Prior Period Adjustment	$0
	Net Income	($52,740)
	Member Contributions	$187,500
Less:	Member Distributions	$0
MEMBERS' EQUITY, END OF PERIOD		$150,848

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Tavira Securities US LLC (the Company) was organized in the State of Delaware on July, 2007 and registered to business in State of New York in August 2007. The Company has adopted a calendar year.

Description of Business

The Company, located in Miami, FL, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under the exemption of SEC Rule 15c3-3(k)(2)(ii).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the escrow agent firm through submitted closing agreements.

Income Taxes

The Company was formed as a partnership and is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expenses has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their tax return.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company specializes in sales of privately placed securities and transaction of equities, fixed income and options products on an agency basis.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

TAVIRA SECURITIES US LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Tavira Securities US LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RENT

The amount of rent for December 31, 2014 was $5,269.34.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Tavira Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 150,848.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 150,848.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 310.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 50,848.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 4,650.00
Percentage of aggregate indebtedness to net capital	3.08%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 150,848.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	150,848.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Tavira Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

<u>Exemptive Provisions Rule 15c3-3</u>

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

<u>Statement of Changes in Liabilities Subordinated to the Claims of General Creditors</u>

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Tavira Securities US LLC
1111 Brickell Avenue
Suite 1145
Miami, FL 33131

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Tavira Securities US LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tavira Securities US LLC. claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii), and (2) Tavira Securities US LLC. stated that Tavira Securities US LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Tavira Securities US LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tavira Securities US LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Tavira Securities US LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Tavira Securities US LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Tavira Securities US LLC's past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Tavira Securities US LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Tavira Securities US LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.

Very truly yours,

Tavira Securities US LLC
(Name)
President

TAVIRA SECURITIES US LLC

TAVIRA

February 20, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Edward,

Please be advised that Tavira Securities US LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Tavira Securities US LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Tavira Securities US LLC's past business has been of similar nature and has complied to this exemption since its inception, February 1, 2008.

Steven Karpel, the President of Tavira Securities US LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Tavira Securities US LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (305) 913-2432.

Very truly yours,

Tavira Securities US LLC
Steven Karpel
President and CEO

1111 Brickell Avenue | Suite 1145 | Miami, Florida 33131 | USA
Member of FINRA and SIPC

+1.305.913.2432 T